DeHeng Chen, LLC
ATTORNEYS-AT-LAW
225 BROADWAY, SUITE 1910, NEW YORK, NY 10007
Tel:  (212)608-6500 • Fax:  (212)608-9050
E-mail: information@dcclaw.com

Sender’s e-mail: xchen@dcclaw.com

October 7, 2009

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Elite Information Co., Ltd. (the “Company”)
Form 10-KSB for the Fiscal Year Ended November 30, 2008
Filed March 13, 2009
File No. 0-25591

Dear Mr. Allegretto:

On behalf of the Company, we are supplementing the Company’s initial response to you on September 11, 2009 (“Initial Response”) in regard to your letter dated September 1, 2009 addressed to Mr. Li Kin Shing, the President and CEO of the Company, with respect to the above referenced filing.  In the Initial Response, we stated that the Company expected to file its amended Form 10-KSB for the Fiscal Year Ended November 30, 2008 (the “2008 Form 10-KSB”) with the Commission on or before September 30, 2009.  The Company’s current auditor, Lynda R. Keeton CPA, LLC, was delayed in completing the re-audit of all periods presented in the 2008 Form 10-KSB. The Company now expects to file the amended 2008 Form 10-KSB by Friday, October 9, 2009.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.

Sincerely,

/s/ Xiaomin Chen, Esq.

Xiaomin Chen, Esq.

cc:  Li Kin Shing